VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made the 1st day of August, 2018,

BETWEEN:

LA MANCHA HOLDING S.À.R.L., a corporation existing under the laws of Luxembourg,

(the "**Investor**")

- and -

THE PERSONS LISTED ON SCHEDULE "A" HERETO,

(each Person individually referred to as the "**Securityholder**")

WHEREAS the Securityholder is the registered or beneficial owner of, or exercises control or direction over, directly or indirectly, the Subject Securities (as defined below).

AND WHEREAS concurrently with the execution and delivery of this Agreement, the Investor and the Company (as defined below) have entered into the Subscription Agreement (as defined below).

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Securityholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein.

AND WHEREAS the foregoing recitals, and the representations, warranties and covenants provided herein, are made or provided by each Securityholder only with respect to itself and its Subject Securities and, for greater certainty, are not made or provided in relation to any other Securityholder or its Subject Securities;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Subscription Agreement. In this Agreement, including the recitals:

"**Agreement**" means this voting support agreement, including its recitals and schedules, as amended from time to time.

"**Company**" means Golden Star Resources Ltd., a corporation existing under the federal laws of Canada.

"**Expiry Time**" has the meaning ascribed thereto in Section 3.1.

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval operated on behalf of the Canadian Securities Administrators.

"**Shares**" means common shares in the capital of the Company.

"**Subject Securities**" means the Shares listed on Schedule A hereto and any Shares that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by, the Securityholder after the date hereof, including any Shares issued pursuant to any convertible security of the Company owned by the Securityholder or which may otherwise be acquired by the Securityholder after the date hereof.

"**Subscription Agreement**" means the subscription agreement dated as of the date hereof between the Investor and the Company.

"**Transactions**" means the purchase by the Investor, and sale by the Company to the Investor, of Shares as contemplated by the Subscription Agreement.

1.2 Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term "including" means "including without limitation". References to "writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

1.3 Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or Schedule or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.4 Date for any Action

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Securityholder

The Securityholder on a several (and not joint or joint and several) basis represents and warrants to the Investor (and acknowledges that the Investor is relying on these representations and warranties in completing the transactions contemplated hereby and the Transactions) the matters set out below:

(a) The Securityholder has all necessary capacity and right to enter into this Agreement and to carry out each of his or her obligations under this Agreement. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation of the Securityholder enforceable against him or her in accordance with its terms, subject to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(b) The Securityholder exercises control or direction over all of the Subject Securities set forth opposite the Securityholder's name in Schedule A hereto. Other than the Subject Securities, neither the Securityholder nor any of his or her Affiliates beneficially own, or exercise control or direction over, any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its Affiliates.

(c) The Securityholder has the sole right to vote or direct the voting of the Subject Securities.

(d) None of the Subject Securities is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company's securityholders or give consents or approvals of any kind.

(e) No consent, approval, order or authorization of, or declaration or filing with, any person which has not been made or obtained is required to be made or obtained by the Securityholder in connection with the execution and delivery of this Agreement by the Securityholder and the performance by him or her of his or her obligations under this Agreement.

(f) There is no action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Authority, or, to the knowledge of the Securityholder, threatened against the Securityholder or any of his or her properties that, individually or in the aggregate, could have or reasonably be expected to have a material adverse effect on the ability of the Securityholder to perform his or her obligations hereunder.

2.2 Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Securityholder (and acknowledges that the Securityholder is relying upon such representations and warranties) the matters set out below:

(a) The Investor is a corporation duly incorporated and validly existing under the laws of Luxembourg.

(b) The Investor has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor enforceable against it in accordance with its terms, subject to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(c) No consent, approval, order or authorization of, or declaration or filing with, any person which has not been made or obtained is required to be made or obtained by the Investor in connection with the execution and delivery of this Agreement and the performance by the Investor of its obligations under this Agreement and the consummation of the Transactions, other than those which are contemplated by the Subscription Agreement.

(d) There is no action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Authority, or, to the knowledge of the Investor, threatened against the Investor or any of its properties that, individually or in the aggregate, could have or reasonably be expected to have a material adverse effect on the ability of the Investor to perform its obligations hereunder or the Transactions.

ARTICLE 3
COVENANTS

3.1 Restrictions on Transfers

The Securityholder hereby covenants severally, and not jointly or jointly and severally, in favour of the Investor that from the date of this Agreement until the termination of this Agreement in accordance with its terms (the "**Expiry Time**"), the Securityholder will not:

(a) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in (including by way of deposit or tender under any take-over bid) any of the Subject Securities or enter into any agreement, arrangement, commitment or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), without having first obtained the prior written consent of the Investor;

(b) other than as set forth herein, grant or agree to grant any proxies or powers of attorney, deposit any Subject Securities into a voting trust or pooling agreement, or enter into a voting agreement, or other similar agreement with respect to the voting of any Subject Securities; or

(c) requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution.

3.2 Voting of Subject Securities

(a) The Securityholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to vote (or cause to be voted) all the Subject Securities:

(i) at any meeting of any of the securityholders of the Company at which the Securityholder is entitled to vote, including the Shareholder Meeting; and

(ii) in any action by written consent of the securityholders of the Company,

in favour of the approval, consent, ratification and adoption of the Private Placement Resolution (and any other actions required for the consummation of the Transactions). In connection with the foregoing, the Securityholder hereby agrees to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Securities at least 5 calendar days prior to the Shareholder Meeting, voting all such Subject Securities in favour of the Private Placement Resolution and to provide confirmation of such deposit on request. The Securityholder hereby agrees that he or she will not take, directly or indirectly any action to withdraw, revoke, amend or invalidate any proxy or voting instruction form deposited pursuant to this Agreement, notwithstanding any statutory or other rights or otherwise which the Securityholder might have, unless this Agreement has at such time been previously terminated in accordance with Section 4.1.

(b) The Securityholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to not vote the Subject Securities in favour of any proposed action that would impede, delay or interfere with the Transactions, including, for greater certainty, not vote in favour of:

(i) any merger, consolidation, business combination, amalgamation, arrangement, reorganization, or recapitalization, of the Company;

(ii) any sale, lease or transfer of any significant part of the assets of the Company;

(iii) any Acquisition Proposal;

(iv) any dissolution, liquidation or winding up of the Company; or

(v) any material change in the capitalization of the Company or the corporate structure or constating documents of the Company, other than the consolidation of the Shares at the Shareholder Meeting.

3.3 Non Solicitation

Until the Expiry Time, the Securityholder will not, directly or indirectly:

(a) solicit, initiate, assist, encourage or otherwise facilitate (including by way of entering into any agreement, arrangement or understanding), any inquiry, proposal or offer relating to any transaction or series of transactions involving the Company or its subsidiaries, in opposition to or competition with the Transactions;

(b) assist any person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Transactions;

(c) act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Transactions; or

(d) cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate any effort or attempt by any other person to do or seek to do any of the foregoing.

3.4 Additional Covenants of the Securityholder

(a) The Securityholder, solely in his or her capacity as a securityholder of the Company, agrees:

   (i) to not make any public statements against the Transactions or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding or varying such Transactions or any aspect thereof;

   (ii) to promptly notify the Investor of the amount of any new Shares acquired by the Securityholder, if any, after the date hereof. Any such Shares will be subject to the terms of this Agreement as though they were Subject Securities owned by the Securityholder on the date hereof; and

   (iii) to not knowingly take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or materially delay or interfere with the completion of, the Transactions.

3.5 No Limitation on Fiduciary Duty

Nothing contained in this Agreement will: (a) restrict, limit or prohibit a Securityholder from exercising (solely in his or her capacity as a director or officer of the Company) his or her fiduciary duties to the Company under applicable law; or (b) require the Securityholder, solely in his or her capacity as a director officer of the Company, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Board undertaken in the exercise of their fiduciary duties; or (c) restrict, limit or prohibit a Securityholder from taking any action that is permitted by, and done in compliance with, the terms of the Subscription Agreement.

3.6 Reorganization of a Securityholder

Each Securityholder shall have the right directly or indirectly to take such actions as are necessary or desirable to reorganize its capital, assets and structure as the Securityholder may reasonably determine including, without limitation, transferring some or all of its Subject Securities to one or more of its Affiliates; *provided, however*, that no such reorganization will be undertaken unless each person who receives any Subject Securities currently owned by the Securityholder enters into a counterpart of this Agreement in relation to such Subject Securities and agrees to be bound hereby in place of the Securityholder in relation to such Subject Securities in form and substance satisfactory to the Investor, acting reasonably.

3.7 Disclosure

The Securityholder and Investor hereby consent to:

(a) details of this Agreement being set out in any press release and information circular produced by the Company, the Investor or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Transactions; and

(b) if required pursuant to Applicable Securities Laws, this Agreement (or the form thereof) being made publicly available, including by filing on SEDAR provided that the parties agree that this Agreement, including schedules, will be filed in its entirety on SEDAR, without redaction other than original signatures, certain e-mail and facsimile information in this Agreement.

ARTICLE 4
GENERAL

4.1 Termination

This Agreement will terminate and immediately be of no further force or effect upon the earliest to occur of:

(a) the Closing Date;

(b) the mutual agreement in writing of the Investor and the Securityholder;

(c) the termination of the Subscription Agreement in accordance with its terms;

(d) written notice by the Securityholder to the Investor if:

  (i) subject to Section 4.2, any representation or warranty of the Investor under this Agreement is untrue or incorrect in any material respect; or

  (ii) subject to Section 4.2, the Investor has not complied in any material respect with its covenants contained herein,

  provided that at the time of such termination, the Securityholder is not in material default in the performance of its obligations under this Agreement; and

(e) written notice by the Investor to the Securityholder if:

(i) subject to Section 4.2, any representation or warranty of the Securityholder under this Agreement is untrue or incorrect in any material respect; or

(ii) subject to Section 4.2, the Securityholder has not complied in any material respect with its covenants contained herein,

provided that at the time of such termination, the Investor is not in material default in the performance of its obligations under this Agreement; and

(f) the Outside Date.

4.2 Notice and Cure Provisions

(a) Each party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the termination of this Agreement of any event or state of facts which occurrence or failure would, or would be likely to, give rise to a right of termination pursuant to Section 4.1(d) or 4.1(e). Notification provided under this Section 4.2 will not affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto).

(b) The Securityholder may not exercise its right to terminate this Agreement pursuant to Section 4.1(d)(i) or 4.1(d)(ii) and the Investor may not exercise its right to terminate this Agreement pursuant to Section 4.1(e)(i) or 4.1(e)(ii) unless the party seeking to terminate the Agreement delivers a written notice to the other party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered prior to the Shareholder Meeting, provided that a party is proceeding diligently to cure such matter and such matter is capable of being cured, no party may exercise such termination right until the first to occur of (i) two Business Days prior to the Shareholder Meeting, and (ii) the date that is 5 Business Days following receipt of such notice by the party to whom the notice was delivered, if such matter has not been cured by such date. If any such notice is delivered after the date of the Shareholder Meeting, provided that a party is proceeding diligently to cure such matter and such matter is capable of being cured, no party may exercise such termination right until the earlier of (x) five Business Days prior to the Outside Date, and (y) the date that is 10 Business Days following receipt of such notice by the Party to whom the notice was delivered.

4.3 Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 4.1, no party shall have any further obligations hereunder except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any party hereunder from liability for any breach of this Agreement prior to such termination, including from any inaccuracy in its representations and warranties and any non-performance by it of any of its covenants made herein.

4.4 Equitable Relief

The parties recognize and acknowledge that this Agreement is an integral part of the Transactions, that the Investor would not enter into the Subscription Agreement unless this Agreement was executed, and accordingly agree that an award of monetary damages would be an inadequate remedy for any loss incurred by reason of any breach of this Agreement and that such breach would cause the non-breaching parties irreparable harm. Accordingly, the parties agree that, in the event of any breach or threatened breach of this Agreement by the Securityholder, the Investor will be entitled to seek equitable relief, including injunctive relief and specific performance without any requirement for the securing or posting of any bond in connection therewith, and the Securityholder agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Securityholder under this Agreement. Such remedies will not be the exclusive remedies for any breach or threatened breach of this Agreement by the Securityholder but will be in addition to all other remedies available at law or in equity to the Investor.

4.5 Amendment and Waiver

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by each of the parties hereto. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.6 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.

4.7 Entire Agreement

This Agreement (including the Schedule hereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements among the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties in connection with the subject matter of this Agreement, except as expressly set forth in this Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into or completing the transactions contemplated by this Agreement.

4.8 Assignment

Except as expressly provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the parties without the prior written consent of the other party.

4.9 Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery, by registered mail or by email or facsimile transmission (so long as receipt of such email or facsimile transmission is requested and received) addressed to the recipient as follows:

(a) if to the Investor:

LA MANCHA HOLDING S.À.R.L.
1 Boulevard de la Foire, L-1528
Luxembourg
R.C.S. Luxembourg: B 164.842

Attention: [redacted]
Facsimile: +352 26481509
Email: [redacted]

with a copy to:

McCarthy Tétrault LLP
Suite 5300, TD Bank Tower
Box 48, 66 Wellington Street West
Toronto, Ontario, Canada M5K 1E6

Attention: Shea Small
Facsimile: +1 (416) 868-0673
Email: [redacted]

(b) if to a Securityholder, at the address for such Securityholder specified in Schedule A:

or such other address as may be designated by written notice given by either party to the other. All demands, notices or other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day.

4.10 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not fundamentally changed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall

negotiate in good faith to modify this Agreement so as to reflect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

4.11 Expenses

Each party will pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

4.12 Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that it has either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflicts of law rules. Each of the parties irrevocably and unconditionally (a) submits to the nonexclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (b) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (c) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

4.14 No Strict Construction

The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or other document.

4.15 Further Assurances

The Securityholder shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the Investor may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

4.16 Execution and Delivery

This Agreement may be executed by the parties in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such party.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first set forth above.

LA MANCHA HOLDING S.À.R.L.

By: "Andrew Wray"
Name: Andrew Wray
Title: Chief Executive Officer

"Timothy C. Baker"
Name of Securityholder: Timothy C. Baker

"Gil Clausen"
Name of Securityholder: Gil Clausen

"Anu Dhir"
Name of Securityholder: Anu Dhir

"Robert E. Doyle"
Name of Securityholder: Robert E. Doyle

"Craig J. Nelsen"
Name of Securityholder: Craig J. Nelsen

"Mona Quartey"
Name of Securityholder: Mona Quartey

"Samuel T. Coetzer"
Name of Securityholder: Samuel T. Coetzer

"Daniel Owiredu"
Name of Securityholder: Daniel Owiredu

"Andre van Niekerk
Name of Securityholder: Andre van Niekerk

"Karen Walsh"
Name of Securityholder: Karen Walsh

"Bruce Higson-Smith"

Name of Securityholder: Bruce Higson-Smith

"Martin Raffield"

Name of Securityholder: Martin Raffield

"Katharine Sutton"

Name of Securityholder: Katharine Sutton

"Mitch Wasel"

Name of Securityholder: Mitch Wasel

SCHEDULE A

SUBJECT SECURITIES

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